FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	New BlackBerry World for BlackBerry 10 to Include Extensive Catalogue of Songs, Latest Movies and TV Shows	3

Document 1

January 28, 2013

FOR IMMEDIATE RELEASE

New BlackBerry World for BlackBerry 10 to Include Extensive Catalogue of Songs, Latest Movies and TV Shows

Unified Multimedia Storefront Will Carry Music and Video Content from All Major Studios, Labels and Broadcasters

WATERLOO, ONTARIO- Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) today announced that the new BlackBerry(R) World(TM) storefront (formally BlackBerry App World(TM)) for BlackBerry 10 will offer one of the most robust music and video catalogs in mobile today. The new BlackBerry World will include an extensive catalog of songs as well as movies and TV shows, with most movies coming to the store the same day they are released on DVD, and next day availability of many current TV series. The competitive offering will feature content from all major studios, music labels and top local broadcast networks. Customers will be able to preview tracks and access the content using multiple payment options.(i)

"Music and video content is an integral part of a rich mobile experience. People want easy and convenient access to their favorite music, movies and TV shows wherever they are," said Frank Boulben, Chief Marketing Officer at Research In Motion. "RIM is committed to working with content providers to bring the best, most up-to-date content to our customers with BlackBerry 10, and to make it easy for them to get what they want."

The video download and rental section in BlackBerry World will initially be available in the US, UK and Canada. Varying by region and distributor, customers will have access to movies from the following studios and independents: 20th Century Fox, Entertainment One (eOne), Lionsgate, MGM, National Film Board of Canada, Paramount Pictures, Sony Pictures Home Entertainment (US), Starz Digital Media, STUDIOCANAL, The Walt Disney Studios, Universal Pictures (UK), Warner Bros. Customers will also have access to TV shows from the following broadcasters and studios: ABC Studios, BBC Worldwide, CBC/Radio-Canada, CBS, DHX Media, ITV, National Geographic, NBCUniversal (UK), Nelvana, Sony Pictures Home Entertainment (US), Starz Digital Media, Twentieth Century Fox Television, Univision Communications Inc, and Warner Bros.

The BlackBerry World storefront's DRM-free music download section will feature an extensive catalog from all major and independent labels including: 4AD Records, Domino Recording Company, finetunes, Matador Records, (PIAS) Entertainment Group, Rough Trade Records, Sony Music Entertainment, The Orchard, Universal Music Group, Warner Music Group, XL Recordings and Zebralution. The music section will initially be available in 18 countries: Canada, USA, UK, Argentina, Brazil, Columbia, Mexico, France, Germany, Italy, Netherlands, South Africa, Spain, Australia, India, Malaysia, New Zealand and Singapore.

Useful Links

BlackBerry World http://appworld.blackberry.com/webstore/

BlackBerry 10 Sign Up Page http://global.blackberry.com/blackberry-10.html

(i) BlackBerry(R) ID required. For more information please visit http://www.blackberry.com/bbid/

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry(R) solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Research In Motion Limited
Samantha Lowe
519-888-7465 x71155
slowe@rim.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 28, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer